Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

August 7, 2020

Re:	Called Higher Studios, Inc.
Amendment No. 2 to Offering Statement on Form 1-A Filed May 21, 2020
File No. 024-11220

Dear Ms. Ransom:

Thank you for your comments of August 3, 2020 regarding the Offering Statement of Called Higher Studios, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 2 to Form 1-A filed July 21, 2020

General

1.	We note your response to comment 4. Please confirm, if true, that you are offering a sufficient number of bonus shares such that there is no risk that certain investors will not be able to receive bonus shares or include appropriate risk factor disclosure.

We confirm that the Company is offering a sufficient number of bonus shares such that there is no risk that investors will not be able to receive bonus shares. The maximum number of bonus shares available to an investor is 10% of the number acquired for cash consideration, such that for every 10 shares purchased, an investor may receive 1 bonus share. The Company is offering up to 905,800 shares of Class A Voting Common Stock for new cash investments and is making available an additional 90,580 shares of Class A Voting Common Stock for bonus shares to cover the potential of every investor receiving bonus shares equal to 10% of the number acquired for cash consideration.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Called Higher Studios, Inc. Note, we are submitting an exhibits only amendment to provide a current consent of the Company’s independent auditor. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Jason Brown

Chief Executive Officer

Called Higher Studios, Inc.

231 Public Square, Suite 300, PMB-41

Franklin, Tennessee 37064